SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              United Rentals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911363109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 17, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D Amendment, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  911363109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,655,608

9.   SOLE DISPOSITIVE POWER

     0
10.  SHARED DISPOSITIVE POWER

     10,655,608

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,655,608

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%

14.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     182,730

8.   SHARED VOTING POWER

     10,655,608

9.   SOLE DISPOSITIVE POWER

     182,730

10.  SHARED DISPOSITIVE POWER

     10,655,608

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,838,338

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.1%

14.  TYPE OF REPORTING PERSON

     IN, HC

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,291,818

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,291,818

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,291,818

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

14.  TYPE OF REPORTING PERSON

     IC

--------------------------------------------------------------------------------

 CUSIP No.   911363109
             ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is United Rentals, Inc. (the "Issuer"). The address of the Issuer's offices is Five Greenwich Office Park, Greenwich, Connecticut 06831. This Schedule 13D Amendment relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D Amendment is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland corporation and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private (the "Fairholme Funds").

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Fairholme Funds' ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The shares of Common Stock were acquired by the Reporting Persons in the course of their business of making portfolio investments as part of their proprietary trading strategy. The Reporting Persons intend to monitor their investments in accordance with market and general economic conditions, as well as the Issuer's operating results, financial condition and conditions in the Issuer's industry. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Issuer's management and directors as well as with other holders of Common Stock. On October 20, 2008, in response to the Issuer's announced second amendment of it stockholders rights plan, Fairholme Capital Management, on behalf of itself and the other Reporting Persons, sent a letter to the Issuer, the complete text of which is incorporated by reference herewith.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 10,655,608 Shares (17.8%) of the Issuer, the Fund may be deemed to be the beneficial owner of 8,291,818 Shares (13.8%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 10,838,338 Shares (18.1%) of the Issuer, based upon the 59,892,976 Shares outstanding as of October 24, 2008, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 182,730 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 10,655,608 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 8,291,818 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 10,655,608 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 182,730 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 10,655,608 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 8,291,818 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 10,655,608 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the period following the filing of the 13D on October 20, 2008 by the Reporting Persons are set forth in Exhibit B and were effected in the open market, except as otherwise noted.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the period following the filing of the 13D on October 20, 2008 is filed herewith as Exhibit B.

Exhibit C      A letter to the Issuer written in response to the Issuer's announced second amendment of it stockholders rights plan filed with the Securities Exchange Commission on Schedule 13D by the Reporting Persons on October 20, 2008 (incorporated by reference)).

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 19, 2008
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
--------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
--------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
--------------------------------------
    Bruce R. Berkowitz

                                                                    Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D Amendment dated December 19, 2008 relating to the Common Stock, $.01 par value of United Rentals, Inc. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
--------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
--------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
--------------------------------------
    Bruce R. Berkowitz




December 19, 2008

                                                                     Exhibit B



               Transactions in the Shares -- The Reporting Persons

Fairholme Capital Management, L.L.C.

Purchase/Sale        Date of             Number of Shares       Price per
                     Transaction                                  Share

Sale                 10/31/2008               2,097               $ 9.83
Transfer             10/31/2008               3,899                   (1)
Sale                  11/3/2008               1,100               $10.34
Sale                  11/3/2008               2,378               $10.25
Transfer              11/3/2008             516,966                   (2)
Transfer              11/3/2008              91,019                   (3)
Transfer              11/3/2008              84,405                   (4)
Transfer              11/4/2008               3,154                   (2)
Transfer              11/4/2008               3,702                   (1)
Sale                  11/5/2008                 234               $10.00
Sale                  11/5/2008                 659               $10.08
Sale                  11/5/2008                 200               $ 9.87
Transfer              11/5/2008              20,684                   (2)
Transfer              11/5/2008               1,647                   (1)
Sale                  11/6/2008               1,287               $ 9.27
Sale                  11/6/2008                 749               $ 8.97
Transfer              11/6/2008               2,298                   (2)
Transfer              11/7/2008               4,611                   (2)
Transfer              11/7/2008              11,364                   (2)
Transfer              11/7/2008              91,019                   (5)
Transfer              11/7/2008               7,306                   (4)
Transfer              11/7/2008             250,521                   (2)
Transfer              11/7/2008               1,293                   (2)
Transfer             11/10/2008                 858                   (1)
Sale                 11/10/2008               3,849               $ 7.85
Transfer             11/11/2008               1,348                   (2)
Transfer             11/11/2008                 269                   (1)
Sale                 11/12/2008                 382               $ 7.05
Sale                 11/12/2008               1,662               $ 6.51
Transfer             11/12/2008               3,298                   (1)
Transfer             11/12/2008                 190                   (1)
Transfer             11/12/2008               2,558                   (2)
Sale                 11/13/2008                 705               $ 6.61
Sale                 11/13/2008              10,503               $ 6.51
Transfer             11/13/2008               1,089                   (1)
Transfer             11/13/2008               6,608                   (2)
Transfer             11/13/2008                 393                   (2)
Transfer             11/13/2008               8,672                   (2)
Transfer             11/13/2008               4,403                   (2)
Transfer             11/14/2008                 347                   (2)
Transfer             11/14/2008               5,880                   (2)
Sale                 11/14/2008               1,400               $ 6.56
Sale                 11/17/2008                 633               $ 6.22
Transfer             11/17/2008               1,346                   (2)
Sale                 11/19/2008                 352               $ 5.37
Transfer             11/19/2008               2,790                   (2)
Transfer             11/19/2008               9,248                   (2)
Transfer             11/19/2008              14,366                   (2)
Sale                 11/20/2008               7,100               $ 4.66
Sale                 11/20/2008               1,584               $ 4.81
Sale                 11/20/2008               2,454               $ 4.78
Transfer             11/20/2008               1,623                   (2)
Transfer             11/20/2008               1,276                   (2)
Sale                 11/21/2008                 500               $ 4.52
Sale                 11/21/2008              12,079               $ 4.79
Transfer             11/21/2008               6,617                   (2)
Transfer             11/21/2008                 804                   (2)
Transfer             11/24/2008               1,039                   (2)
Sale                 11/24/2008               2,881               $ 5.54
Transfer             11/25/2008                 835                   (2)
Transfer             11/25/2008               6,126                   (2)
Transfer             11/26/2008               3,220                   (1)
Transfer             11/26/2008               2,522                   (1)
Sale                 11/28/2008               9,961               $ 7.63
Transfer              12/1/2008                 479                   (1)
Transfer              12/1/2008              14,720                   (2)
Sale                  12/2/2008                 625               $ 6.74
Sale                  12/3/2008               2,473               $ 6.83
Sale                  12/3/2008               6,946               $ 6.71
Sale                  12/3/2008               1,000               $ 6.76
Transfer              12/3/2008               1,086                   (2)
Transfer              12/3/2008               1,581                   (2)
Sale                  12/4/2008               2,873               $ 6.52
Sale                  12/5/2008               1,848               $ 6.18
Sale                  12/8/2008               3,408               $ 6.64
Sale                  12/8/2008               2,699               $ 6.91
Sale                  12/8/2008               2,162               $ 6.86
Sale                  12/8/2008               3,248               $ 6.75
Sale                  12/9/2008              12,712               $ 6.92
Sale                  12/9/2008               6,549               $ 7.03
Sale                  12/9/2008               3,673               $ 7.12
Sale                  12/9/2008               3,200               $ 7.09
Sale                 12/10/2008               7,156               $ 7.21
Sale                 12/10/2008               9,095               $ 7.39
Sale                 12/12/2008              15,920               $ 6.68
Transfer             12/15/2008               1,552                   (2)
Sale                 12/15/2008                 674               $ 6.32
Sale                 12/15/2008               1,186               $ 6.31
Sale                 12/15/2008              15,400               $ 6.22
Sale                 12/15/2008                 300               $ 6.33
Sale                 12/15/2008               4,100               $ 6.32
Sale                 12/15/2008               1,061               $ 6.31
Sale                 12/15/2008               6,700               $ 6.33
Sale                 12/15/2008                 162               $ 6.34
Sale                 12/16/2008              13,138               $ 6.40
Sale                 12/16/2008               2,900               $ 6.46
Sale                 12/16/2008               4,400               $ 6.48
Sale                 12/17/2008               4,700               $ 7.43
Sale                 12/17/2008               1,846               $ 7.37
Sale                 12/17/2008               3,721               $ 7.72
Sale                 12/17/2008              18,392               $ 7.42
Sale                 12/17/2008              60,334               $ 7.44
Sale                 12/17/2008               2,000               $ 7.77
Sale                 12/18/2008               3,928               $ 8.10
Sale                 12/18/2008               6,219               $ 8.12
Sale                 12/18/2008               1,286               $ 8.13
Sale                 12/18/2008                 100               $ 8.04
Sale                 12/18/2008               2,300               $ 8.07
Sale                 12/18/2008                 162               $ 8.07
Sale                 12/18/2008                 935               $ 8.10
Sale                 12/18/2008               1,000               $ 8.30
Sale                 12/18/2008               8,331               $ 8.16
Sale                 12/18/2008                 100               $ 8.21
Sale                 12/18/2008               5,225               $ 8.25
Sale                 12/18/2008               1,400               $ 8.16



Bruce R. Berkowitz

Purchase/Sale         Date of           Number of Shares         Price per
                     Transaction                                 Share

Transfer             11/3/2008              84,405                (4)
Transfer             11/7/2008              91,019                (5)
Transfer             11/7/2008               7,306                (4)



Fairholme Funds, Inc.

Purchase/Sale         Date of           Number of Shares         Price per
                     Transaction                                 Share

None

(1) Ownership of these securities was transferred from one of Fairholme's private funds to its investors. Accordingly, the securities to which this footnote relates are no longer deemed to be beneficially owned by the Reporting Persons.

(2) Ownership of these securities was transferred from one of Fairholme's private funds to its investors. The investors subsequently placed the securities to which this footnote relates in separately managed accounts advised by Fairholme Capital Management, L.L.C.

(3) Ownership of these securities was transferred from one of Fairholme's private funds to the account of Fairholme Capital Management, L.L.C.

(4) Ownership of these securities was transferred from one of Fairholme's private funds to the account of Bruce R. Berkowitz.

(5)Ownership of these securities was transferred from the account of Fairholme Capital Management, L.L.C. to the account of Bruce R. Berkowitz.


SK 22146 0001 949711